Exhibit 99.2

Akanda to Supply Cansativa with Premium Indoor Cannabis Flower Grown at its Sintra Facility in Portugal

Agreement generates upfront payment and ongoing revenues, validating the European opportunity for medical cannabis

London, August 9, 2022: International medical cannabis platform company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced it has signed a multi-year supply agreement with European medical cannabis leader Cansativa GmbH (“Cansativa Group” or “Cansativa”) to supply EU-GMP quality THC dried flower strains cultivated from its Portuguese operations at Holigen. This new supply agreement marks one of the largest for medical cannabis to be exported from Portugal to serve the emerging European medical cannabis market.

Under the agreement terms, Akanda will supply Cansativa Group with two EU-GMP quality strains of dried THC flower for distribution and sale to all pharmacies in Germany through the Cansativa platform. The contract specifies initial deliveries of a minimum of 1,000 kilograms (approximately 2,200 pounds) over the first 12 months, with a right of first refusal (ROFR) to take on additional quantities that could result in the full capacity utilization of Holigen’s 2,000 kilograms per annum indoor production capacity. The initial shipment is anticipated to include up to 250 kilograms of each strain to be supplied no later than the fourth quarter of 2022.

“This supply agreement with Cansativa represents one of the largest supply agreements in the nascent European medical cannabis industry and is certainly Akanda’s most substantial commercial development to date,” said Tej Virk, Chief Executive Officer of Akanda. “Our EU GMP certified grow facility in Portugal has both the quality and scalability to meet the increasing demands for medical cannabis in fast-growing markets across the EMEA region, such as Germany. Once made available, our strains will rank among the highest THC level medical cannabis products available in the EU. We're looking forward to a long-term relationship with the Cansativa Group, a professional and collaborative partner who shares our mission to expand access to medical cannabis to improve the quality of lives. The fact that we executed this supply agreement only two months after Akanda closed the acquisition of Holigen shows tremendous partnership and hard work on both sides.”

Cansativa is the leading importer and distributor of medical cannabis in Germany, with a distribution network in the country that includes direct connections to all pharmacies, many cannabis suppliers and distributors, as well as several pharmaceutical wholesalers. Cansativa is positioned as one-stop-shop and offers the biggest multi-brand medical cannabis portfolio in the market. Over the last five years Cansativa has partnered with most leading cannabis firms and has become one of the key players in the cannabis industry in Europe. Since the award of the Federal Institute for Drugs and Medical Devices (BfArM) in August 2020, Cansativa is the only company with approval for the distribution of medical cannabis from German cultivation.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and other leading distributors of medical cannabis in Germany.

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Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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